02047138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7-1-02

For the month of July, 2002

IUSACELL GROUP, INC.

(Translation of registrant's name into English)

Prol. Paseo de la Reforma 1236
Col. Santa Fe, Deleg. Cuajimalpa
05438, Mexico D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes __X__ No____

Documents Furnished By the Registrant

1. Press Release of the Registrant dated July 22, 2002
2. Press Release of the Registrant dated July 23, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO IUSACELL, S.A. DE C.V.

Date: July 29, 2002

Name: Juan Carlos Merodio
Title: Senior Vice President Regulatory Affairs and General Counsel

IUSACELL DIGITAL

Investor Contacts:

Russell A. Olson
Chief Financial Officer
011-5255-5109-5751
russell.olson@iusacell.com.mx

Carlos J. Moctezuma
Manager, Investor Relations
011-5255-5109-5780
carlos.moctezuma@iusacell.com.mx

Carlos Espinal G. Named President and CEO of Iusacell

Mexico City, July 22, 2002 – Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) [BMV: CEL, NYSE: CEL] announced today the appointment of Carlos Espinal as President and CEO effective immediately. He succeeds Peter H. Burrowes, who has resigned to pursue other interests.

Espinal is an experienced telecommunications executive who has worked in Mexico and elsewhere in Latin America for many years and is currently Group Senior Vice President, International – the Americas, for Verizon Communications, Iusacell's controlling shareholder.

Mr. Fares F. Salloum, President-International the Americas for Verizon and Chairman of the Board of Iusacell said, "The Iusacell Board is grateful to Peter Burrowes for his contributions, his integrity and his hard work. Under his leadership during the past year, Iusacell has made significant progress towards its goal of growing from a regional company to a national provider.

"The Board and Burrowes have agreed that, given the continuing rapid changes in the Mexican wireless market, Iusacell needs to step up the pace of change and refocus its strategy and direction. As a result, both the Iusacell Board and Burrowes have recognized this is the right time for a change in leadership."

Salloum continued: "Iusacell's Board is confident that Espinal has the expertise, background and leadership qualities needed to plan and execute the actions necessary to enable this company to reach its full potential in Mexico's intensely competitive wireless communications market. Espinal has been working closely in Mexico with Iusacell management team for the past three months. He knows what needs to be done and has bold objectives for making Iusacell an effective, customer-focused provider of telecommunications services."

Espinal said, "I am eagerly looking forward to working with Iusacell's senior executive team and dedicated employees to take the Company to the next level and meet the expectations of Iusacell's customers and shareholders. We will be announcing in the near future a series of initiatives that will focus on customer care, operational efficiency and marketing to enable the Company to achieve profitable and sustained growth."

Previously, Espinal served as President and Chief Executive Officer of CTI, a mobile company in Argentina, and President of CODETEL, a full service telecommunications provider in the Dominican Republic. Both companies are Verizon affiliates.

Earlier in his career, Espinal served as Director of Corporate Development of AXA, a Mexican industrial group, President of Conductores Monterrey in Mexico and as President for the wire and cable operations of Phelps Dodge International Corp. in Honduras, Thailand, Venezuela and Mexico.

He received a bachelor of science degree in electrical engineering from the Pontificia Universidad Javeriana in Bogota, Colombia, and a master's degree in industrial engineering and management from the Asian Institute of Technology in Thailand. He also completed the program for management development at the Harvard Business School.

****

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company's service regions encompass a total of approximately 91 million POPs, representing approximately 90% of the country's total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE: VZ).

For any additional Company information please check Iusacell's web site at http://www.iusacell.com.mx

DIGITAL

Investor Contacts:

Russell A. Olson
Chief Financial Officer
011-5255-5109-5751
russell.olson@iusacell.com.mx

Carlos J. Moctezuma
Manager, Investor Relations
011-5255-5109-5780
carlos.moctezuma@iusacell.com.mx

Second Quarter 2002 Results[1]

IUSACELL REPORTS SUSTAINED SUBSCRIBER GROWTH IN SECOND QUARTER OF 2002

- **Subscriber base reaches 2.2 million**
- **3.0% Blended churn vs. the 3.7% posted in 2Q01**
- **Change in leadership**
- **Net additions increased 229% over 2Q01's normalized net additions**
- **Record gross additions in 2Q02**
- **Cost control initiatives been implemented**

Mexico City, July 23, 2002 – Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) [BMV: CEL, NYSE: CEL] today announced a 34% increase in its cellular subscriber base compared to the end of the second quarter of 2001. Record additions grew the Company's subscriber base to 2.2 million.

The Company's blended churn rate remained relatively stable at 3.0% for the quarter. Blended churn fell to 3.0% from the 3.7% posted in the same period of 2001, but increased slightly from the 2.7% registered in the first quarter of 2002. The implementation of stricter activation policies, enhanced customer retention programs, and a restructured commission plan for both Iusacell's sales force and third party distributors are responsible for the improvement in churn levels over the second quarter of 2001.

The Company recorded $1,299 million in revenues for the second quarter of 2002, and earnings before interest, taxes, depreciation and amortization (EBITDA) of $419 million, including the benefit of non-strategic cellular tower sales of $33 million. Excluding this benefit, EBITDA for the second quarter of 2002 was $386 million. Adjusted EBITDA[2] margin decreased to 23% from 26% in the second quarter of 2001. The costs associated with the increase in gross additions and the start-up of commercial operations in Regions 1 and 4, which were non-operational in 2001, as well as the decline in quarterly revenues contributed to the three basis point reduction in year over year adjusted EBITDA margins. Excluding the impact of Regions 1 and 4, the second quarter 2002 adjusted EBITDA margin was 26%.

[1] Unless otherwise noted, all monetary figures are in Mexican Pesos and restated as of June 30, 2002 in accordance with Mexican GAAP, except for ARPU (which is in nominal pesos). The symbols "$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.
[2] Adjusted EBITDA expenses rather than capitalizes handset subsidies and excludes non-operational transactions, such as gains from fiber-optic and tower sales.

Mr. Fares F. Salloum, Chairman of the Board of Iusacell commented the changes of leadership in Iusacell: "The Board of Directors felt that a change in leadership was required at this time, Peter Burrowes has decided to pursue other interests and we are grateful for his contributions. Carlos Espinal has the knowledge of the industry and the Mexican market, as well as the track record in other Verizon affiliates."

Mr. Carlos Espinal, appointed President and Chief Executive Officer of Iusacell commented: "We are reporting much improved subscriber growth due to the aggressive marketing plans and increased distribution channels. The drop in revenue and EBITDA as well as the high level of postpaid churn are a major area of concern, but with the support from the Board, we have prepared an immediate action plan that will allow us to address the major areas of concern and capitalize on the recovery of the Mexican economy."

Operating Performance

As of June 30, 2002, Iusacell's total subscriber base increased 34% on a year over year basis. On a sequential basis, the total subscriber base increased 10% from the first quarter of 2002, to 2.2 million customers. Net additions in the second quarter of 2002 totaled 205,134, a 229% increase over normalized second quarter 2001 and 46% over first quarter 2002 net additions. The postpaid customer base remained stable during the second quarter of 2002 compared to the previous quarter although it has declined 11% year over year.

The improved subscriber growth is a result of the Company's growth strategy, restructured sales compensation plans and churn management initiatives that both reward customer loyalty and encourage sales.

The Company stemmed the erosion of its postpaid subscriber base, although high churn rates and migration from high-revenue generating postpaid plans to lower-revenue generating postpaid and prepaid options continue to impact overall revenue. Net postpaid subscriber numbers remained virtually unchanged at the end of the second quarter of 2002 at 384,756 when compared to the 384,410 registered at the end of the previous quarter. The Company expects the net postpaid customer base to grow as gross additions increase and retention programs continue to reduce churn.

The February 2002 introduction of the hybrid postpaid plan IDEAL has continued to be highly accepted by the market. Approximately 50% of the total second quarter postpaid additions were attributable to this product. The 18-month contract IDEAL plan charges subscribers a fixed monthly fee for 30-minutes of usage and allows the purchase of additional airtime via Iusacell's VIVA prepaid card. Iusacell is the innovation leader in the postpaid market segment and will continue to develop specialized products targeted towards this consumer segment.

The Company streamlined its prepaid promotional offerings, increased the availability of VIVA cards and marketed prepaid World Cup cards to celebrate soccer's most important competitive event. As of June 30, 2002, Iusacell's prepaid cards were available at approximately 51,000 points of sale, compared to 23,400 points of sale at June 30, 2001. The Company's prepaid customer base was 1,815,635 subscribers at the end of the second quarter 2002 and represented approximately 83% of the total subscriber base.

The Company reported $1,299 million in total revenues in the second quarter, a 20% reduction from the same period of 2001. This year-over-year decline is attributable to the overall decrease in the postpaid customer base, lower postpaid ARPUs attributable to economic conditions and an increasing proportion of postpaid customers in the lower-revenue generating IDEAL package, as well

Mr. Fares F. Salloum, Chairman of the Board of Iusacell commented the changes of leadership in Iusacell: "The Board of Directors felt that a change in leadership was required at this time, Peter Burrowes has decided to pursue other interests and we are grateful for his contributions. Carlos Espinal has the knowledge of the industry and the Mexican market. as well as the track record in other Verizon affiliates."

as a significant decrease in CPP traffic from fixed line consumers. The decline in postpaid revenues was partially offset by revenues generated by the increased prepaid subscriber base and from Regions 1, 4 and 8.

Cost of sales decreased 12% in the second quarter of 2002 compared with the same quarter of 2001, driven by an 18% reduction in cost of service, in spite of an increase in costs related to the lease back of sold cellular towers, the launch of commercial PCS operations in Regions 1 and 4 and the acquisition of Region 8. The reduction in cost of service was also partially offset by an increase in other costs mainly derived from higher telephone equipment cost as the Company continued posting higher prepaid gross additions. As a percentage of total revenues, cost of sales increased to 36% in the second quarter of 2002 from 32% in the same period of 2001.

As a result of the Company's efforts to reduce overall expenses, aggregate sales and advertising expenses and aggregate general and administrative expenses declined 13% and 20%, respectively, as compared to the second quarter of 2001. As a percentage of total revenues, sales and advertising expenses increased to 25% in the second quarter of 2002 from 23% in the same period last year while general and administrative expenses remained stable at 10% for each of these periods.

The Company recorded EBITDA of $419 million for the second quarter of 2002, compared to $563 million in the same period of 2001. EBITDA in both periods included the impact of non-strategic cellular tower sales; a $33 million gain in the second quarter of 2002 and a $1 million gain in the second quarter of 2001. Excluding this benefit, EBITDA for the second quarter of 2002 and 2001 was $386 million and $562 million, respectively.

Depreciation and amortization expenses decreased 12% in the second quarter of 2002 compared to the second quarter of 2001. The decrease was primarily driven by lower handset amortization expenses resulting from more cost-effective handset purchases and a market-driven handset mix weighted toward lower-cost handsets. In addition, depreciation and amortization expenses reported for the second quarter of 2001 reflected a $41 million out-of-period adjustment stemming from the alignment of certain assets useful lives with international benchmarks. After normalization for this 2001 item, second quarter 2002 depreciation and amortization expenses decreased 16% compared to second quarter 2001 results.

Direct cash acquisition costs per postpaid subscriber further improved from US$293 in the second quarter of 2001 to US$245 in the most recent quarter, primarily due to lower handset costs and lower net commissions paid to distributors as part of the churn-reduction charge-back initiative.

The Company reported an operating loss of $146 million in the second quarter 2002, including the benefit from the sale of certain non-strategic cellular towers. During the second quarter of 2001, the Company also recognized the sale of certain non-strategic cellular towers and reported an operating loss of $79 million. Excluding the tower-related gains and the 2001 second quarter adjustment to depreciation and amortization costs, Iusacell would have reported operating losses of $180 million and $121 million during the second quarters of 2002 and 2001, respectively.

The Company reported an integral financing cost of $516 million in the second quarter of 2002 compared to an integral financing gain of $163 million in the second quarter of 2001. This result was mainly attributable to a $364 million foreign exchange loss recorded in the second quarter of 2002, compared to a $268 million foreign exchange gain in the same period of 2001. The foreign exchange loss in the second quarter of 2002 resulted from the 5.4% devaluation in the peso-dollar exchange rate in the period. The negative effect of this devaluation was partially offset by the benefits from the foreign exchange hedge. Also contributing to the integral financing cost were interest expense of $214 million in the second quarter of 2002, compared to $188 million in the same period of 2001, as well as lower monetary correction gains of $62 million in the second quarter of 2002, compared to $83 million in the same period of 2001.

The higher operating loss and integral financing costs in the second quarter of 2002 resulted in a net loss of $685 million compared to the $39 million net income recorded in the second quarter of 2001 including the tower sale-related benefit. Excluding this benefit, net loss for the second quarter 2002 was $718 million.

Russell A. Olson, Iusacell's Chief Financial Officer, stated: "In the second quarter we further rationalized capital expenditures and aggressively managed costs and expenses. We continue to look for additional opportunities to reduce costs and improve our cash flow."

Financial Condition

Liquidity. During the second quarter of 2002, the Company funded its operations, capital expenditures, handset purchases and interest payments principally with internally generated cash flow and resources from the sale of certain non-strategic cellular towers. On June 30, 2002, the Company's operating cash balance was US$22 million. Iusacell also has US$24 million in escrow to cover interest payments through December 2002 on its 14.25% US$350 million Senior Notes due in 2006.

Capital Expenditures. Iusacell invested US$32 million in its cellular and PCS regions during the second quarter of 2002, primarily to expand coverage. As anticipated, the Company's capital expenditures accelerated in the second quarter, as the build-out of Phase II of the PCS project neared completion. See Other Developments –PCS Buildout.

Due to prevailing factors in the global telecom industry, the absence of a high-yield and project finance market for telecom operators and the slowing of the Mexican economy, the Company will reduce its 2002 capital expenditures rather than enter into capital, credit or loan agreements that would further leverage the Company's balance sheet. The revised 2002 capex budget, to be internally funded, is approximately US$130 million versus the US$250 million originally projected.

Targeted capital expenditure reductions will include selected core region capacity enhancements where customers already enjoy sufficient capacity and the highest quality levels in the industry, Phase III of the PCS build-out in Regions 1 and 4, and non-critical Region 8 coverage expansion. Iusacell carefully evaluated these capital expenditure cutbacks which, while important for our long term business model, will not significantly compromise 2002 or 2003 subscriber growth due to the existing capacity in the Company's network.

Debt. As of June 30, 2002, debt, including trade notes payable and notes payable to related parties, totaled US$841 million. All of the Company's debt is U.S. dollar-denominated, with an average maturity of 3.3 years. As of quarter-end, Iusacell's debt-to-capitalization ratio was 56.7%, versus 53.1% on June 30, 2001.

Hedging. The Company ended the second quarter 2002 with approximately US$190 million in foreign exchange hedge coverage. These hedges cover the principal and interest payments related to the Company's 10% US$150 million Senior Notes due 2004 and interest payments on other short-term debt.

Other Developments

Cost-control initiatives. Due to the downturn in the global telecom industry and the slowing of the Mexican economy, the Company will take important steps to reduce costs and adapt to the current environment, including the reduction of its labor force by approximately 700 permanent and outsourced positions as well as a reduction of real-estate costs. These initiatives will be implemented shortly, and the Company expects approximate $50 million in net savings by year-end 2002.

PCS Buildout. The Phase II PCS build-out, including the addition of network coverage to approximately 9 second–tier cities in Regions 1 and 4, was substantially completed in the second quarter. Once Phase II is completed and in service, Iusacell's footprint will cover approximately 65% of these two regions' population. Phase II is scheduled for completion before the end of the third quarter 2002. Phase II has been financed by a portion of the funds raised in the 2001 rights offer, internally generated cash and inter-company loans from the Company and is not subject to the reduction in capital expenditures.

Tower Sales. During the second quarter of 2002, the Company sold and leased back 25 additional non-strategic towers to the Mexican subsidiary of American Tower Corporation (MATC) for approximately $33 million in net gains. Through 2001 and the first half of 2002, the Company had sold and leased back a total of 269 non-strategic cellular towers to MATC. Iusacell expects to sell up to an additional 61 non-strategic towers during the remainder of 2002.

Data Services. During the second quarter 2002, the Company launched new data transmission services for corporate customers in Mexico offering unified solutions in cellular communications, long distance, data and Internet applications that can be used simultaneously through a single access to the Iusacell network. The main services include; multipoint dedicated links, multiple digital services, corporate Internet and ISP and wireless data applications. The services will leverage the fiber optic and microwave capabilities of the Iusacell's network to bring these expanded solutions to our existing and potential customers.

Operating Highlights

Millions of constant pesos as of June 30, 2002	Second Quarter			Six Months		
	2001	2002	% Change	2001	2002	% Change
Revenues	$1,618	$1,299	-20	3,171	2,678	-16
Gross Margin	1,095	837	-24	2,175	1,728	-21
EBITDA	563	419	-26	1,342	862	-36
EBITDA Margin	35%	32%	-3pp	42%	32%	-10pp
Operating Loss	(79)	(146)	-85	(36)	(294)	-716
Net (Loss) Income	$39	($685)	-	(28)	(1,023)	-
Cellular Subscriber Base	1,642,421	2,200,391	34	1,642,421	2,200,391	34
Gross Cellular Additions	253,745	390,168	54	512,082	684,472	34
Net Cellular Additions	62,288	205,134	229	149,225	345,225	131
Number of Employees EOP	2,041	2,250	10	2,041	2,250	10
Avg. Monthly Churn	3.7%	3.0%		3.5%	2.9%	

All numbers are for the period indicated, except cellular subscriber base data which is period end data. All 2002 numbers include consolidation of Regions 1, 4, and 8. The EBITDA number for the periods indicated includes non-operational transactions, such as one time gains from tower sales.

ARPUs in pesos as of June 30, 2002	Second Quarter			Six Months		
	2001	2002	% Change	2001	2002	% Change
Avg. Monthly MOU per Subscriber*	88	62	-30	84	65	-23
Postpaid	259	215	-17	246	217	-12
Prepay	28	28	0	28	29	4
Monthly ARPU*	282	186	-34	273	203	-26
Postpaid	833	676	-19	799	703	-12
Prepay	89	75	-16	89	82	-8

All 2002 numbers include consolidation of Regions 1, 4, and 8.
** Total subscriber base, including Calling Party Pays Only subscribers within prepaid.*

Integral Financing (Cost) Gain

Thousands of constant pesos as of June 30, 2002	Second Quarter			Six Months		
	2001	2002	% Change	2001	2002	% Change
Net Interest Expense	(187,808)	(213,698)	14	(399,262)	(424,657)	6
Exchange (Loss)/Gain	267,903	(363,833)		354,577	(395,852)	
Monetary Correction Gain	82,856	61,791	-25	138,371	151,784	10
Total Integral Financing (Loss) Gain	162,951	(515,740)		93,686	(668,725)	

Revenue Breakdown

Revenues by type of service and the period-to-period comparisons expressed in millions of pesos as of June 30, 2002 are as follows:

Millions of constant pesos as of June 30, 2002	Second Quarter				Six Months			
	2001	% of Total	**2002**	% of Total	**2001**	% of Total	**2002**	% of Total
Monthly Fee	476	29	375	29	930	29	776	29
Airtime Consumption	757	47	612	47	1,471	47	1,255	47
Long Distance	171	11	117	9	329	10	252	9
Value-added Services plus roaming	102	6	86	7	213	7	175	7
Total Service Revenues	1,506	93	1,190	92	2,943	93	2,458	92
Equipment Sales & Other	112	7	109	8	228	7	220	8
Total Revenues	1,618	100	1,299	100	3,171	100	2,678	100

****

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company's service regions encompass a total of approximately 91 million POPs, representing approximately 90% of the country's total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE: VZ).

Note: *This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in the business environment in Mexico, such as the change in value of the peso, the imposition of exchange controls, inflation levels above those in the U.S. and economic downturns; Iusacell's ability to develop new technologies and hire and retain qualified personnel; the Company's ability to obtain debt or equity financing necessary to pursue business opportunities; and Iusacell's ability to adapt to rapid technological change and significant competition.*

Macroeconomic information used in the preparation of this report considered a 4.5% inflation rate for the twelve months ended June 30, 2002 and peso-dollar exchange rates of $9.61 and $9.06 at the close of business of June 30, 2002 and 2001, respectively.

For any additional information please check the Company's web site at http://www.iusacell.com.mx

Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three month periods ended June 30, 2002 and 2001, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at June 30, 2002 and 2001. The financial statements of Grupo Iusacel Celular, S.A. de C.V. exclude the impact on results and financial position of the US$350 million in 14.25% Senior Notes due 2006, certain microwave equipment and related purchase money indebtedness and the PCS business.

GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
COMPARISON OF SECOND QUARTER 2002 WITH SECOND QUARTER 2001
(Figures in thousands of constant June 30, 2002 Pesos)

	2Q01		2Q02		Growth 2Q02 / 2Q01
ASSETS					
Current Assets					
Cash and marketable securities	758,189	5%	444,502	3%	-41.4%
Accounts receivable, net	680,663	4%	669,438	4%	-1.6%
Related parties	3,196	0%	892	0%	-72.1%
Recoverable taxes and other	746,319	5%	315,260	2%	-57.8%
Inventories	284,717	2%	180,219	1%	-36.7%
TOTAL CURRENT ASSETS	**2,473,084**	**15%**	**1,610,311**	**10%**	**-34.9%**
Property and equipment, net	8,652,329	54%	9,302,036	59%	7.5%
Excess of cost of investments in subsidiaries over book value, net	2,087,154	13%	2,116,651	13%	1.4%
Other assets	2,849,768	18%	2,684,874	17%	-5.8%
TOTAL ASSETS	**16,062,335**	**100%**	**15,713,872**	**100%**	**-2.2%**
LIABILITIES AND SHAREHOLDERS´EQUITY					
Current Liabilities					
Accrued liabilities	1,340,732	8%	792,703	5%	-40.9%
Related parties	48,938	0%	188,173	1%	284.5%
Accounts payable	336,441	2%	416,182	3%	23.7%
Short-term debt	113,901	1%	375,602	2%	229.8%
TOTAL CURRENT LIABILITIES	**1,840,012**	**11%**	**1,772,660**	**11%**	**-3.7%**
Non-current liabilities	7,456,533	46%	7,693,263	49%	3.2%
TOTAL LIABILITIES	**9,296,545**	**58%**	**9,465,923**	**60%**	**1.8%**
Minority interest	34,077	0%	68,454	0%	100.9%
Shareholders´ Equity					
Capital stock	5,958,433	37%	6,912,605	44%	16.0%
Legal reserve	19,427	0%	19,427	0%	0.0%
Capital contributions	1,360,299	8%	1,360,299	9%	0.0%
Net income (loss)	-28,310	0%	-1,023,013	-7%	-3513.6%
Accumulated earnings from prior years	-779,655	-5%	-1,291,342	-8%	-65.6%
Excess from restatement of shareholder's equity	201,519	1%	201,519	1%	0.0%
TOTAL SHAREHOLDERS´ EQUITY	**6,731,713**	**42%**	**6,179,495**	**39%**	**-8.2%**
TOTAL LIABILITIES AND SHAREHOLDERS´S EQUITY	**16,062,335**	**100%**	**15,713,872**	**100%**	**-2.2%**

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF SECOND QUARTER 2002 WITH SECOND QUARTER 2001
(Figures in thousands of constant June 30, 2002 Pesos)

	2Q01		2Q02		Growth 2Q02 / 2Q01
REVENUE					
Service	1,506,415	93.1%	1,190,578	91.6%	-21.0%
Equipment sales and other	111,934	6.9%	108,613	8.4%	-3.0%
TOTAL REVENUE	**1,618,349**	**100.0%**	**1,299,191**	**100.0%**	**-19.7%**
Cost of services	440,020	27.2%	360,356	27.7%	-18.1%
Other costs	83,643	5.2%	101,720	7.8%	21.6%
TOTAL COSTS	**523,663**	**32.4%**	**462,076**	**35.6%**	**-11.8%**
GROSS MARGIN	**1,094,686**	**67.6%**	**837,115**	**64.4%**	**-23.5%**
Sales & Advertising expenses	377,527	23.3%	327,357	25.2%	-13.3%
General and administrative expenses	155,613	9.6%	123,864	9.5%	-20.4%
Other income	-1,344	-0.1%	-33,478	-2.6%	2390.9%
TOTAL OPERATING EXPENSES	**531,796**	**32.9%**	**417,743**	**32.2%**	**-21.4%**
EBITDA	**562,890**	**34.8%**	**419,372**	**32.3%**	**-25.5%**
Depreciation and amortization	641,873	39.7%	565,737	43.5%	-11.9%
OPERATING LOSS	**-78,983**	**-4.9%**	**-146,365**	**-11.3%**	**85.3%**
Interest expense, net	187,808	11.6%	213,698	16.4%	13.8%
Foreign exchange loss (gain)	-267,903	-16.6%	363,833	28.0%	-
Monetary correction	-82,856	-5.1%	-61,791	-4.8%	-25.4%
INTEGRAL FINANCING COST	**-162,951**	**-10.1%**	**515,740**	**39.7%**	**-**
INCOME (LOSS) BEFORE TAXES AND STATUTORY PROFIT SHARING COST	**83,968**	**5.2%**	**-662,105**	**-51.0%**	**-**
Part (Income) Loss Subsidiaries	-2,114	-0.1%	9,948	0.8%	-
Taxes	40,299	2.5%	27,377	2.1%	-32.1%
NET INCOME (LOSS) BEFORE MINORITY INTEREST	**45,783**	**2.8%**	**-699,430**	**-53.8%**	**-**
Minority interest	6,834	0.4%	-14,678	-1.1%	-314.8%
NET INCOME (LOSS)	**38,949**	**2.4%**	**-684,752**	**-52.7%**	**-**

GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
COMPARISON OF SECOND QUARTER 2002 WITH SECOND QUARTER 2001
(Figures in thousands of constant June 30, 2002 Pesos)

	2Q01		2Q02		Growth 2Q02 / 2Q01
ASSETS					
Current Assets					
Cash and marketable securities	307,012	2%	72,614	1%	-76.3%
Accounts receivable, net	680,663	5%	668,186	5%	-1.8%
Related parties	3,195	0%	63,671	0%	1892.8%
Recoverable taxes and other	520,146	4%	242,405	2%	-53.4%
Inventories	284,717	2%	177,349	1%	-37.7%
TOTAL CURRENT ASSETS	**1,795,733**	**13%**	**1,224,225**	**9%**	**-31.8%**
Property and equipment, net	8,341,754	61%	8,570,713	63%	2.7%
Excess of cost of investments in subsidiaries					
over book value, net	1,887,164	14%	1,927,745	14%	2.2%
Other assets	1,656,929	12%	1,839,412	14%	11.0%
TOTAL ASSETS	**13,681,580**	**100%**	**13,562,095**	**100%**	**-0.9%**
LIABILITIES AND SHAREHOLDERS´EQUITY					
Current Liabilities					
Accrued liabilities	1,239,303	9%	690,811	5%	-44.3%
Related parties	68,420	1%	380,605	3%	456.3%
Accounts payable	291,333	2%	248,722	2%	-14.6%
Short-term debt	113,901	1%	163,333	1%	43.4%
TOTAL CURRENT LIABILITIES	**1,712,957**	**13%**	**1,483,471**	**11%**	**-13.4%**
Non-current liabilities	3,948,604	29%	4,063,342	30%	2.9%
TOTAL LIABILITIES	**5,661,561**	**41%**	**5,546,813**	**41%**	**-2.0%**
Minority interest	34,077	0%	21,640	0%	-36.5%
Shareholders´ Equity					
Capital stock	14,504,210	106%	15,418,695	114%	6.3%
Legal reserve	27,455	0%	27,455	0%	0.0%
Capital contributions	95,003	1%	95,003	1%	0.0%
Net income (loss)	11,927	0%	-590,218	-4%	-
Accumulated earnings from prior years	-5,972,352	-44%	-6,276,992	-46%	-5.1%
Excess from restatement of shareholder's equity	-680,301	-5%	-680,301	-5%	0.0%
TOTAL SHAREHOLDERS´ EQUITY	**7,985,942**	**58%**	**7,993,642**	**59%**	**0.1%**
TOTAL LIABILITIES AND SHAREHOLDERS´S EQUITY	**13,681,580**	**100%**	**13,562,095**	**100%**	**-0.9%**

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF SECOND QUARTER 2002 WITH SECOND QUARTER 2001
(Figures in thousands of constant June 30, 2002 Pesos)

	2Q01		2Q02		Growth 2Q02 / 2Q01
REVENUE					
Service	1,506,415	93.1%	1,217,082	91.8%	-19.2%
Equipment sales and other	111,934	6.9%	108,160	8.2%	-3.4%
TOTAL REVENUE	**1,618,349**	**100.0%**	**1,325,242**	**100.0%**	**-18.1%**
Cost of services	417,154	25.8%	392,378	29.6%	-5.9%
Other costs	83,643	5.2%	101,674	7.7%	21.6%
TOTAL COSTS	**500,797**	**30.9%**	**494,052**	**37.3%**	**-1.3%**
GROSS MARGIN	**1,117,552**	**69.1%**	**831,190**	**62.7%**	**-25.6%**
Sales & Advertising expenses	377,527	23.3%	327,324	24.7%	-13.3%
General and administrative expenses	152,109	9.4%	121,779	9.2%	-19.9%
Other income	-1,344		-33,478	-2.5%	2390.9%
TOTAL OPERATING EXPENSES	**528,292**	**32.6%**	**415,625**	**31.4%**	**-21.3%**
EBITDA	**589,260**	**36.4%**	**415,565**	**31.4%**	**-29.5%**
Depreciation and amortization	625,854	38.7%	536,505	40.5%	-14.3%
OPERATING LOSS	**-36,594**	**-2.3%**	**-120,940**	**-9.1%**	**230.5%**
Interest expense, net	100,388	6.2%	97,759	7.4%	-2.6%
Foreign exchange loss (gain)	-148,109	-9.2%	175,222	13.2%	-
Monetary correction	-51,410	-3.2%	-33,901	-2.6%	-34.1%
INTEGRAL FINANCING COST	**-99,131**	**-6.1%**	**239,080**	**18.0%**	**-**
INCOME (LOSS) BEFORE TAXES AND STATUTORY PROFIT SHARING COST	**62,537**	**3.9%**	**-360,020**	**-27.2%**	**-**
Part (Income) loss Subsidiaries	-2,114	-0.1%	13,821	1.0%	-
Taxes	40,299	2.5%	27,377	2.1%	-32.1%
NET INCOME (LOSS) BEFORE MINORITY INTEREST	**24,352**	**1.5%**	**-401,218**	**-30.3%**	**-**
Minority interest	6,834	0.4%	-11,543	-0.9%	-268.9%
NET INCOME (LOSS)	**17,518**	**1.1%**	**-389,675**	**-29.4%**	**-**